EXHIBIT 4(d)

                      INDIVIDUAL RETIREMENT ANNUITY RIDER

This Rider is part of the Certificate to which it is attached. The Certificate as amended is intended to qualify as an individual retirement annuity under
Section 408(b) of the Code. The following provisions apply and replace any contrary provisions of the Certificate:

1. You shall be the Participant. Any provision of the Certificate that would allow for joint participants, or that would allow more than one person to share distributions, is deleted.

2. The Certificate is not transferable or assignable (other than pursuant to a divorce decree in accordance with applicable law) and is established for the exclusive benefit of You and Your beneficiaries. It may not be sold, assigned, alienated, or pledged as collateral for a loan or as security.

3.   Your entire interest in the Certificate shall be nonforfeitable.

4. The Single Premium shall be in cash. The Single Premium may be any of the following:

      a) A rollover contribution as described in Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code;

      b) An amount transferred from another individual retirement account or annuity;

      c) A contribution pursuant to a Simplified Employee Pension as provided in Section 408(k) of the Code.

     You shall have the sole responsibility for determining whether the Single Premium meets applicable income tax requirements.

5. The Distribution Start Date is the date Your entire Accumulation Value will be distributed or commence to be distributed to You. Your Distribution Start Date shall be no later than April 1 of the calendar year following the calendar year in which You attain age 70 1/2. You shall have the sole responsibility for requesting a distribution that complies with this Rider and applicable law.

6. With respect to any amount which becomes payable under the Certificate during Your lifetime, such payment shall commence on or before the Distribution Start Date and shall be payable in substantially equal amounts, no less frequently than annually. Payments shall be made in the manner as follows:

      a)   in a lump sum, or

      b)   over Your life, or

      c)   over the lives of You and Your designated Beneficiary, or

      d)   over a period certain not exceeding Your life expectancy, or

      e)   over a period certain not exceeding the joint and last
           survivor expectancy of You and Your designated Beneficiary.
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     If Your entire interest is to be distributed in other than a lump sum, then the minimum amount to be distributed each year (commencing with the calendar year following the calendar year in which You attain age 70 1/2 and each year thereafter) shall be determined in accordance with Code
     Section 408(b)(3) and the regulations thereunder, including the incidental death benefit requirements of Section 401(a)(9)(G) of the Code, the regulations thereunder, and the minimum distribution incidental benefit requirement of Proposed Income Tax Regulation Section 1.401(a)(9)-2. Payments must be either nonincreasing or may increase only as provided in Proposed Income Tax Regulation 1.401(a)(9)-1, Q&A F-3.

7. If You die after distribution of Your interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to Your death.


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    If You die before distribution has begun, the entire interest must be distributed no later than December 31 of the calendar year in which the fifth anniversary of Your death occurs. However, proceeds which are payable to a named Beneficiary who is a natural person may be distributed in substantially equal installments over the lifetime of the Beneficiary or a period certain not exceeding the life expectancy of the Beneficiary provided such distribution begins not later than December 31 of the calendar year in which Your death occurred. If the Beneficiary is Your surviving spouse, the Beneficiary may elect not later than December 31 of the calendar in which the fifth anniversary of Your death occurs to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which You would have attained age 70 1/2. Minimum payments will be calculated in accordance with Code
    Section 408(b)(3) and the regulations thereunder.

    For the purposes of this requirement, any amount paid to any of Your children will be treated as if it had been paid to Your surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

8. If Your spouse is not the named Beneficiary, the method of distribution selected will assure that at least 50% of the present value of the amount available for distribution is paid within Your life expectancy and that such method of distribution complies with the requirements of Code Section 408(b)(3) and the regulations thereunder.

9. For purposes of the foregoing provisions, life expectancy and joint and last survivor expectancy shall be determined by use of the expected return multiples in Tables V and VI of Treasury Regulation Section 1.72-9 in accordance with Code Section 408(b)(3) and the regulations thereunder. In the case of distributions under paragraph (6) of this Rider, the life expectancy of You and Your Beneficiary will be initially determined on the basis of Your attained ages in the year You reach 70 1/2. In the case of a distribution under paragraph (7) of this Rider, life expectancy will be initially determined on the basis of Your Beneficiary's attained age in the year distributions are required to commence. Unless You (or Your spouse) elect otherwise prior to the time distributions are required to commence, Your life expectancy and, if applicable, Your spouse's life expectancy will be recalculated annually based on your attained ages in the year for which the required distribution is being determined. The life expectancy of a nonspouse Beneficiary will not be recalculated.

    The annual distribution required to be made by Your Distribution Start Date is for the calendar year in which You reached age 70 1/2. Annual payments for subsequent years, including the year in which Your Distribution Start Date occurs, must be made by December 31 of that year. The amount distributed for each year shall equal or exceed the Accumulation Value as of the close of business on December 31 of the preceding year, divided by the applicable life expectancy or joint and last survivor expectancy.

    You may satisfy the minimum distribution requirements under Section 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirement for two or more IRA's. For this purpose, if You own two or more IRAs, You may use the alternative method described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements.

10. We reserve the right to amend the Group Contract, this Certificate, or this Rider to the extent necessary to qualify as an individual retirement annuity for federal income tax purposes.
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11. This Rider is effective as of the Issue Date.

This Rider is subject to all the exclusions, definitions and provisions of the Group Contract and the Certificate which are not inconsistent herewith.

Signed for the Valley Forge Life Insurance Company at Chicago, Illinois 60685.

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